SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K



                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15 (d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934









              For the fiscal years ended December 31, 1999 and 1998



                          Commission File Number 001-07978



                             BLACK HILLS CORPORATION

                          401K RETIREMENT SAVINGS PLAN



                             BLACK HILLS CORPORATION

                                625 NINTH STREET

                                   PO BOX 1400

                         RAPID CITY, SOUTH DAKOTA 57709

Black Hills Corporation
Retirement Savings Plan

Financial  statements as of
December 31, 1999 and 1998
together with report of
independent public accountants

Index to financial statements and supplemental schedules                   Page

Report of independent public accountants                                    1
Statements of net assets available for benefits                             2
Statement of changes in net assets available for benefits                   3
Notes to financial statements                                               4
Schedule of assets held for investment purposes                             8
Schedule of nonexempt transactions                                          9

Report of independent public accountants



To the Trustees of
Black Hills Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Black Hills Corporation Retirement Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Black Hills Corporation Retirement Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and nonexempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Arthur Andersen LLP



Minneapolis, Minnesota,
   May 26, 2000

Black Hills Corporation Retirement Savings Plan

Statement of net assets available for benefits

As of December 31



                                                        1999            1998
                                                        ----            ----
INVESTMENTS, at market value (Note 2):
   Collective trusts                                $  7,490,837   $  6,360,968
   Mutual funds                                        9,909,127      7,829,119
   Employer common stock                               5,668,478      7,210,038
   Self-directed accounts                                249,511         92,234
   Other                                                  69,360

PARTICIPANT LOANS                                        819,385        820,244

CONTRIBUTIONS RECEIVABLE:
   Participant contributions receivable                    3,321          5,446
   Participant contributions--loan payments in-transit    30,826         66,258
                                                     -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                    $24,240,845    $22,384,307
                                                     ===========    ===========


The accompanying notes are an integral part of this statement.

Black Hills Corporation Retirement Savings Plan

Statement of changes in net assets available for benefits

For the year ended December 31, 1999



NET ASSETS AVAILABLE FOR BENEFITS, beginning of year               $22,384,307
                                                                   -----------
INCREASES (DECREASES) DURING THE YEAR:
   Participant contributions                                         1,367,450
   Investment interest and dividends                                   946,130
   Net appreciation in market value of investments                   1,053,592
   Net realized loss on sale of investments                             (8,552)
   Interfund transfers, net                                                  -
   Administrative expenses                                              (2,350)
   Other                                                                12,632
   Distributions to participants                                    (1,512,364)
                                                                   -----------
               Net increase (decrease) in net assets                 1,856,538
                                                                   -----------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                     $24,240,845
                                                                   ===========


The accompanying notes are an integral part of this statement.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

Notes to financial statements

December 31, 1999 and 1998


1    Description of the Plan
----------------------------

General

The Black Hills Corporation Retirement Savings Plan (the Plan) is a defined contribution plan for eligible employees of Black Hills Power and Light Company, the assumed business name of the electric utility of Black Hills Corporation (the Company); Wyodak Resources Development Corp. (WRDC), a wholly owned subsidiary of the Company; Black Hills Exploration and Production, a wholly owned subsidiary of WRDC; and Black Hills Energy Resources, Inc., Varifuel, Inc., Black Hills FiberCom, Inc., Daksoft, Inc. and Black Hills Coal Network, Inc. (all wholly owned subsidiaries of Black Hills Capital Group, Inc., a wholly owned subsidiary of WRDC). The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined. The Plan is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the Code).

The Company utilizes the Merrill Lynch special prototype defined contribution plan and Merrill Lynch serves as the asset custodian and record keeper. The Black Hills Corporation Benefits Committee (the Committee) is the trustee of the Plan, and the Company's risk manager serves as the administrator of the Plan.

The following is not a  comprehensive  description  of the Plan and,  therefore,
does  not  include  all  situations  and   limitations   covered  by  the  Plan.
Participants should refer to the plan agreement for more complete information.

Eligibility

Employees are eligible to participate in the Plan on the first day of employment.

Contributions

The maximum percentage of compensation an employee may contribute to the Plan is 20 percent, with an annual maximum contribution of $10,000, as provided by the Code. There is no limit to the number of times participants may change their contribution percentages. Amounts contributed are invested at the discretion of plan participants in any of the 22 investment options described in Note 2.

All participant contributions made and any earnings therefrom are fully vested to the participant at all times.

Plan amendments

Effective January 1, 2000, the Plan was amended to include a Company matching contribution, up to a maximum of 3 percent. The Company match will vest after five years of service, and the Company shall give credit for prior years of service.

Rollover contributions

The Plan received $41,544 in rollover transfers from other qualified plans in 1999, which are included in participant contributions on the statement of changes in net assets available for benefits.

Participant loans

The Plan contains a loan provision which allows participants to borrow up to a maximum equal to the lesser of $50,000 or 50 percent of their account balances at an interest rate of 1 percent over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of five years. During 1999, interest rates on outstanding participant loans ranged from 8.75 percent to 9.5 percent. Loans are prohibited for terminated employees.

Amendments and termination

The Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan, all assets will be distributed among the participants in accordance with plan provisions.

2    Summary of significant accounting policies
-----------------------------------------------

Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investments

The investment options of the Plan at December 31, 1999 consist of deposits in collective trusts of Merrill Lynch, mutual funds, common stock of the Company and self-directed accounts. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value).

The investment options are participant directed. Participants may change their investment elections daily.

The investment options are grouped as follows:

     Collective trusts

     Merrill Lynch Retirement Preservation Trust--This trust seeks to provide preservation of capital liquidity and current income at levels that are typically higher than money market funds. The trust is a collective trust which invests primarily in guaranteed investment contracts (the investments are neither insured nor guaranteed by the United States government).

     Merrill Lynch Equity Index Trust--This trust seeks to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index. The fund is a collective trust in which most of the assets will be comprised of all, or nearly all, of the 500 stocks in the index in weightings closely aligned with those of the index.

     Mutual funds

     PIMCO Total Return Fund--This fund seeks to provide maximum total return, consistent with preservation of capital and prudent investment management, and invests primarily in an intermediate-term portfolio of investment-grade bonds.

     Federated International Income Fund--This fund seeks to provide current income; capital growth is a secondary objective. The fund invests at least 65 percent of assets in high-quality, foreign currency-denominated debt securities.

     Van Kampen Worldwide High Income Fund (formerly the Morgan Stanley Worldwide High Income Fund)--This fund seeks to provide high current income consistent with relative stability of principal and potential for capital appreciation, and invests primarily in higher-yielding emerging market fixed-income securities of issues throughout the world.

     Oppenheimer U.S. Government Fund--This fund seeks current income and preservation of capital and normally invests at least 80 percent of assets in U.S. government securities and related repurchase agreements.

     Merrill Lynch Capital Fund--This fund seeks the highest total investment return consistent with product risk, primarily through a fully managed investment policy that permits management of the fund to vary investment in equity, debt and convertible securities based on its evaluation of changes in economic and market trends. The fund may invest up to 25 percent of its assets in foreign securities.

     Managers International Equity Fund--This fund seeks to achieve long-term capital appreciation through a diversified portfolio of equity securities of non-U.S. companies. The fund generally invests in companies having medium and large capitalizations.

     Oppenheimer Global Fund--This fund seeks capital appreciation by investing primarily in common stocks and convertible securities issued by U.S. and foreign companies.

     Davis New York Venture Fund--This fund seeks growth of capital by investing primarily in common stock of U.S. companies with market capitalizations of at least $5 billion.

     Merrill  Lynch  Growth   Fund--This  fund  seeks  growth  of  capital  and,
     secondarily, income by investing in common stock, preferred stock and convertible securities.

     Alliance Quasar Fund--This fund seeks growth of capital by investing in equity securities that offer the possibility of above-average earnings growth and currently emphasizes investment in companies having small levels of capitalization.

     Davis Convertible Securities Fund--This fund seeks growth and income by investing in common and convertible stocks of U.S. companies.

     Van Kampen Real Estate Securities Fund--This fund seeks long-term growth of capital, with current income as a secondary objective, and invests primarily in securities of the real estate industry, including common stocks and real estate investment trusts.

     Merrill Lynch Pacific Fund--This fund seeks long-term capital appreciation and normally invests at least 80 percent of assets in equities issued by companies domiciled in far-eastern or western pacific countries.

     Munder Framlington Healthcare Fund--This fund seeks long-term capital appreciation by investing primarily in equity securities of issuers for whom at least 50 percent of sales, profits or net assets arise from health services or medical technology activities.

     Oppenheimer Gold and Special Minerals Fund--This fund seeks capital appreciation by normally investing between 80 percent and 100 percent of assets in mining securities and metals investments.

     State Street Research Global Resources Fund--This fund seeks to provide long-term growth of capital by normally investing at least 65 percent of total assets in securities of energy and natural resources companies, as well as utilities. The fund invests primarily in stocks, including foreign stocks.

     Pioneer Europe Fund--This fund seeks long-term growth of capital by investing primarily in equity securities of European issuers.

     Seligman Communications and Information Fund--This fund seeks capital appreciation by normally investing at least 80 percent of assets in common stocks issued by companies that operate in the communication, information and related industries.

     Black Hills Corporation common stock

     Participants may elect to invest a portion of their contributions in the Company's common stock.

     Self-directed accounts

     Participants may elect to invest a portion or all of their account in a self-directed brokerage account with Merrill Lynch. The self-directed account allows participants to purchase and hold investments that are not part of the Plan's regular investment menu. Investment options are subject to qualified plan restrictions as specified by the Code.

Plan expenses

Administrative fees of $17,100 were paid by the Company in 1999.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Recently issued accounting pronouncement

In September 1999, the Accounting Standards Executive Committee issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to report and disclose participant-directed investment programs. Accordingly, the 1998 financial statements have been reclassified to present information on a comparative basis.

Investments

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:

                                                                                                1999           1998
                                                                                                ----           ----
Merrill Lynch Retirement Preservation Trust, 2,889,423 and 2,719,480
  shares, respectively                                                                        $2,889,423    $2,729,500
Merrill Lynch Equity Index Trust, 45,468 and 43,272 shares, respectively                       4,601,414     3,631,468
Merrill Lynch Capital Fund, 33,415 and 34,842 shares, respectively                             1,069,605     1,197,186
Managers International Equity Fund, 48,819 and 54,294 shares, respectively                     2,865,676     2,652,256
Merrill Lynch Growth Fund, 103,659 and 115,330 shares, respectively                            2,827,831     2,474,980
Black Hills Corporation common stock, 255,486 and 273,366 shares, respectively                 5,668,478     7,210,038



3    Tax status
---------------

The Plan obtained its latest determination letter on June 19, 1991, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Black Hills Corporation Retirement Savings Plan

(Employer identification number:  46-0111677) (Plan number:  003)

Schedule of assets held for investment purposes

As of December 31, 1999


    Number
  of shares
    units                    Description                             Cost**      Market value
-------------   ----------------------------------------------     -----------   ------------
                COLLECTIVE TRUSTS:
     2,889,423     Merrill Lynch Retirement Preservation Trust                    $  2,889,423
        45,468     Merrill Lynch Equity Index Trust                                  4,601,414
                                                                   -----------    ------------
                               Total collective trusts                               7,490,837
                                                                   -----------    ------------

                MUTUAL FUNDS:
        80,974     PIMCO Total Return Fund                                             801,648
           161     Federated International Income Fund                                   1,543
           516     Van Kampen Worldwide High Income Fund                                 5,339
         5,140     Oppenheimer U.S. Government Fund                                     46,517
        33,415     Merrill Lynch Capital Fund                                        1,069,605
        48,819     Managers International Equity Fund                                2,865,676
         2,214     Oppenheimer Global Fund                                             138,491
        30,485     Davis New York Venture Fund                                         876,758
       103,659     Merrill Lynch Growth Fund                                         2,827,831
         2,859     Alliance Quasar Fund                                                 80,748
         2,606     Davis Convertible Securities Fund                                    65,691
         1,226     Van Kampen Real Estate Securities Fund                               13,285
         1,008     Merrill Lynch Pacific Fund                                           33,314
         1,614     Munder Framlington Healthcare Fund                                   26,079
           759     Oppenheimer Gold and Special Minerals Fund                            7,942
           701     State Street Research Global Resources Fund                           7,993
         2,717     Pioneer Europe Fund                                                 103,148
        19,842     Seligman Communications and Information Fund                        937,519
                                                                   -----------    ------------
                               Total mutual funds                                    9,909,127

       255,486  BLACK HILLS CORPORATION COMMON STOCK*                                5,668,478

                SELF-DIRECTED ACCOUNTS                                                 249,511

                OTHER                                                                   69,360

                PARTICIPANT LOANS                                                      819,385
                                                                   -----------    ------------
                               Total investments                                   $24,206,698
                                                                   ===========    ============



*Denotes party in interest.
**Cost is not required for participant-directed accounts.

Black Hills Corporation Retirement Savings Plan

(Employer identification number:  46-0111677) (Plan number:  003)

Schedule of nonexempt transactions

For the year ended December 31, 1999


                          Relationship to the                                                                              Interest
    Identity of            Plan, employer or         Description of transactions, including maturity date,       Amount    incurred
  party involved         other party in interest     rate of interest, collateral, and par or maturity value     loaned    on loan
-----------------------  -----------------------     -------------------------------------------------------     ------    --------
Black Hills Corporation        Sponsor               Lending of moneys from the Plan to the employer
                                                       (contributions not timely remitted to the Plan),
                                                       as follows:                                               $6,419     $1,496
                                                       Deemed loan dated March 15, 1998, maturity
                                                       September 30, 1999, deemed interest on the loan,
                                                       14.6 percent

Black Hills Corporation        Sponsor               Lending of moneys from the Plan to the employer
                                                       (contributions not timely remitted to the Plan),
                                                       as follows:                                                5,446        27
                                                       Deemed loan dated January 22, 1999, maturity
                                                       February 9, 1999, deemed interest on the loan,
                                                       10 percent
Black Hills Corporation        Sponsor               Lending of moneys from the Plan to the employer
                                                       (contributions not timely remitted to the Plan),
                                                       as follows:                                                   27         4
                                                       Deemed loan dated February 9, 1999, maturity
                                                       June 14, 2000, deemed interest on the loan,
                                                       10 percent

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation of our report dated May 26, 2000 included in this Form 11-K, into the Company's previously filed Registration Statement (Form S-8 No. 333-61969).


ARTHUR ANDERSEN LLP



Minneapolis, Minnesota
June 26, 2000